

Mail Stop 3628

July 30, 2009

Via Facsimile (212.701.5950) and U.S. Mail

Nicholas A. Kronfeld, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

RE: Banco Santander, S.A.
          Registration Statement on Form F-4
          Filed July 9, 2009
          File No. 333-160492

Dear Mr. Kronfeld:

        We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the registrants' disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

        The purpose of our review process is to assist the registrants in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Based on telephone conversations with you during the week of July 20, 2009, it is the Staff's understanding that you will file a Schedule TO-I in connection with the six exchange offers being registered pursuant to this registration statement as soon as practicable on the date of commencement. Please confirm in your response letter. Refer to Exchange Act Rule 13e-4(b)(1). The following comments assume that a Schedule TO-I will be filed.

2.   Please also confirm in your response letter that the exchange offers will be open for a full 20 business days, as required by Exchange Act Rule 14e-1(a). See Rule 13e-4(a)(3) for additional guidance on the definition of "business day."

3.   Please explain the basis upon which you have concluded that the exchange offers will not have a going private effect. Please see Exchange Act Rule 13e-3(a)(3)(ii). To the extent Grupo Santander is relying on Exchange Act Rule 13e-3(g)(2), please advise.

Front Cover Page

4.   We note language indicating that withdrawal rights will not be available "during any subsequent offering period." As Exchange Act Rule 13e-4 does not provide for subsequent offering periods for the exchange offers registered in the above registration statement, please revise such language accordingly.

Forward-Looking Statements, page v

5.   We note the reference to the Private Securities Litigation Reform Act of 1995. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise and refrain from referring to such safe harbor provisions in any offers to exchange, future press releases or other communications relating to the exchange offers.

6.   We also note the disclaimer in the last two paragraphs of this section regarding the Issuer's and Guarantor's obligations to update forward-looking statements. This disclaimer is inconsistent with your obligations under Exchange Act Rule 13e-4(e)(3) to amend the Schedule TO to reflect a material change in the information previously disclosed. Please revise and avoid using such statements in all future communications relating to the exchange offers.

Summary Consolidated Financial Data, page 7

7.   We note that the registrants have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(4) and (c)(5) for Abbey National and Sovereign or advise why such information is not material. See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available

Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

8.   We note that the registration statement does not contain similar summary information for Santander Finance Preferred, S.A. Unipersonal. To the extent the summary information disclosed with respect to Banco Santander is intended to satisfy the disclosure obligations of Item 10 of Schedule TO, please advise. If so, please also provide the information required by Item 1010(c)(5) for Banco Santander or advise why such information is not material.

The Other Exchange Offers, page 43

9.   We note from your disclosure on page 43 that at least one of subject classes of securities in the "other exchange offers" are preferred stock. Please confirm that you will file a Schedule TO-I for these exchange offers or provide us with your analysis as to why these other exchange offers are not tender offers. Refer to Rule 13e-4(a)(1) and (2) and Rule 3a11-1.

Fixed-to-Floating Exchange Preferred Securities, page 44

10.   We note that the "spread-fixing time" will be 2:00 p.m. New York City time on the date that is the second business day prior to the expiration date of the fixed-to-floating exchange preferred securities exchange offer. Please provide your analysis as to how use of this pricing mechanism does not result in the need to extend this exchange offer for 10 business days pursuant to Rule 14e-1(b).

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the registrants and their management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrants request acceleration of the effective date of the pending registration statement, they should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions